FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For May 21, 2015

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

The Royal Bank of Scotland Group plc ("RBS")

21 May 2015

Notice of 2015 Annual General Meeting and Form of Proxy

Copies of the above documents have been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do.

The RBS Annual General Meeting ("AGM") will be held on Tuesday, 23 June 2015 at 2.00 pm at the RBS Conference Centre, RBS Gogarburn, Edinburgh EH12 1HQ and the Notice of Meeting is also available to view at www.rbs.com/agm.

The documents are being mailed or made available to shareholders today, together with the Strategic Report 2014 or Annual Report and Accounts 2014, as appropriate, which are available at www.rbs.com/annualreport

In addition to the routine AGM business the following resolutions are being proposed:

Equity Convertible Notes
In line with the authorities approved by shareholders in 2014, which are unused and will expire on 23 June 2015, two resolutions in connection with the issue of Equity Convertible Notes ("ECNs") are being proposed to renew these authorities: one an Ordinary Resolution giving the directors authority to allot Ordinary Shares or grant rights to subscribe for or to convert any security into Ordinary Shares up to an aggregate nominal amount of £1.5 billion and the other a Special Resolution empowering the directors to allot equity securities on a non-pre-emptive basis up to an aggregate nominal amount of £1.5 billion. If approved, this will provide RBS flexibility to manage its capital in the optimal way, should it wish to issue loss-absorbing capital instruments in the form of ECNs. ECNs would convert into newly issued Ordinary Shares in the Company upon the occurrence of certain events (for example, the RBS capital ratios falling below a specified level), diluting existing holdings of Ordinary Shares.

The directors may at their discretion resolve to give shareholders the opportunity to purchase the Ordinary Shares created on conversion or exchange of any Equity Convertible Notes, where desirable and practicable, and subject to applicable laws and regulations.

Authority to purchase own shares
A resolution is being proposed that will, if approved, grant RBS authority to purchase its own ordinary shares on a recognised investment exchange up to a maximum of 10% of the issued Ordinary Share capital. RBS has previously stated its intention to return to shareholders capital in excess of a Common Equity Tier 1 ("CET1") ratio of 13%, subject to regulatory approval at the time. The authority for RBS to purchase ordinary shares is an important enabler in that process, although RBS's CET1 capital ratio remains at present below the level at which a repurchase could be contemplated. In addition, RBS's ability to repurchase ordinary shares is restricted in certain respects so long as the B Shares and Dividend Access Share, owned by the UK Government, remain outstanding.

The directors consider it may, in certain circumstances, be in the best interests of RBS shareholders generally to purchase its own shares and the directors will only make purchases where, in the light of market conditions prevailing at the time, they consider that such purchases will be in the best interests of shareholders generally. The authority will expire at the next AGM or 30 June 2016 (whichever is the earlier).

Related Party / Class 1 Transaction - Resale and Registration Rights Agreements
In addition to the other AGM business, RBS is seeking its shareholders' views on a "related party transaction" and a "Class 1 transaction" in respect of two agreements entered into with HM Treasury in 2009 in connection with HM Treasury's financial support for RBS in 2008 and 2009, which should have received shareholder approval at that time.

Pursuant to the agreements (the Resale Rights Agreement and the Registration Rights Agreement), RBS agreed to provide such assistance to HM Treasury as might be necessary to achieve a future sale of HM Treasury's shareholding in RBS. In particular, RBS may be required to prepare and publish one or more prospectuses or other disclosure, listing or marketing documents for which it and the directors will have statutory responsibility and unlimited liability (as would be the case in relation to a prospectus issued by RBS in respect of an issue of new shares). If any such documents were to contain any untrue or inaccurate statement or omit any material information, RBS could be exposed to such statutory responsibility and unlimited liability which could have an adverse effect (financial and/or reputational) on RBS. RBS may also be required to bear certain offering expenses and to provide contractual protections to HM Treasury, any underwriting or bookrunning banks and/or other advisers (and any of their respective affiliates), including in the form of representations, warranties, covenants and indemnities. Further, RBS will be required to indemnify HM Treasury and its affiliates against losses or claims that arise out of certain acts or omissions by RBS in connection with any future sale of RBS securities by HM Treasury.

The provision of such assistance by RBS constitutes a "related party transaction" and, due to the unlimited nature of RBS's liability and the requirement to prepare and publish a prospectus or other disclosure, listing or marketing document for which RBS will have statutory responsibility, also constitutes a "Class 1 transaction", and required shareholder approval at the time the two agreements were entered into in 2009, which was not obtained.

Accordingly, a resolution is being proposed that provides shareholders with the opportunity to consider and express a view on the Resale Rights Agreement and the Registration Rights Agreement although they were entered into in 2009. The resolution therefore proposes thatthe performance by RBS of those agreements be approved on the terms outlined above and in the Notice of Meeting available to view at www.rbs.com/agm.

Whilst the implementation and timing of any sell-down by HM Treasury will be determined at the sole discretion of HM Treasury, the RBS Board is of the view that it is important and in the best interests of RBS to be able to provide such assistance when required. Accordingly, the Board considers it appropriate to seek shareholder approval for the Resale Rights Agreement and the Registration Rights Agreement at the 2015 AGM. However, even if shareholder approval is not obtained, RBS could still be required by HM Treasury to perform the agreements, which could have a financial impact on RBS.

As a related party, HM Treasury is not permitted to vote on this resolution.

Name of contact and telephone number for queries:-

Investor Relations
+ 44 (0)207 672 1758

Media Relations
+44 (0)131 523 4205

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 21 May 2015

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary